SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 31, 2000

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number:
0-14643

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KENT ELECTRONICS CORPORATION
TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

KENT ELECTRONICS CORPORATION
1111 Gillingham Lane
Sugar Land, Texas 77478

TABLE OF CONTENTS

Report of Independent Certified Public Accountants
FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULES
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SCHEDULE OF REPORTABLE TRANSACTIONS
SIGNATURES
Exhibit Index
EX-23.1

KENT ELECTRONICS CORPORATION
TAX-DEFERRED
SAVINGS AND RETIREMENT PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2000 and 1999

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR

PLAN BENEFITS	5

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS	6

NOTES TO FINANCIAL STATEMENTS	7

SUPPLEMENTAL SCHEDULES

SCHEDULE OF ASSETS HELD FOR INVESTMENT

PURPOSES ON DECEMBER 31, 2000	14

SCHEDULE OF REPORTABLE TRANSACTIONS	15

Report of Independent Certified Public Accountants

To the Plan Committee
of the Kent Electronics Corporation Tax-Deferred Savings
and Retirement Plan and Trust

     We have audited the accompanying statements of net assets available for plan benefits of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Houston, Texas
July 2, 2001

Kent Electronics Corporation
Tax-Deferred Savings and Retirement Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,

	2000	1999

ASSETS

Investments:

At fair value

Cash equivalents	$263,028	$12,335,443

Corporate stocks	10,875,269	18,953,184

Mutual funds	12,564,100	—

Participant loans receivable	712,973	1,153,106

	24,415,370	32,441,733

Employer and participant contributions receivable	400,956	550,817

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$24,816,326	$32,992,550

     The accompanying notes are an integral part of these statements.

Kent Electronics Corporation
Tax-Deferred Savings and Retirement Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year ended December 31,

	2000	1999

Additions to net assets attributed to:

Investment income

Net appreciation of investments	$—	$9,179,321

Interest and dividend income	1,046,244	1,060,146

	1,046,244	10,239,467

Contributions

Participant contributions	6,187,924	5,193,777

Employer contributions	2,343,440	1,615,064

	8,531,364	6,808,841

Total additions	9,577,608	17,048,308

Deductions from net assets attributed to:

Net depreciation of investments	6,480,242	—

Benefits paid to participants	4,350,926	3,058,334

Administrative expenses	86,506	133,703

Transfer of assets related to sale of subsidiary	6,836,158	—

Total deductions	17,753,832	3,192,037

Net (decrease) increase	(8,176,224)	13,856,271

Net assets available for plan benefits:

Beginning of year	32,992,550	19,136,279

End of year	$24,816,326	$32,992,550

     The accompanying notes are an integral part of these statements.

Kent Electronics Corporation
Tax-Deferred Savings and Retirement Plan and Trust

NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 1999

NOTE A — DESCRIPTION OF PLAN

The following brief description of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1.	General

The Plan is a 401(k) savings and profit sharing plan which was adopted March 30, 1987 for officers and employees of Kent Electronics Corporation and subsidiaries (the Company). The Plan is generally subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to allow participants to make elective contributions to be treated as deferred compensation for income tax purposes and for the Company to make elective contributions as a retirement vehicle for employees.

Effective June 8, 2001, Avnet, Inc. acquired Kent Electronics Corporation and subsidiaries. The assets of the Plan will be merged into the 401(k) plan of Avnet, Inc. Each share of the Company’s common stock held in the plan was converted to .87 shares of Avnet, Inc. common stock on that date.

2.	Eligibility

Participation in the Plan is voluntary. Membership in the Plan is available to all employees of the Company who have attained the age of 21 years and have completed six months of service.

3.	Trustee

For the year ended December 31, 1999, the Smith Barney Corporate Trust Company (Smith Barney) was designated and appointed as Trustee of the Plan, and maintained all assets of the Plan in safekeeping.

Effective January 1, 2000, the Trustee was changed to PW Trust Company. In preparation for the change, all funds held by Smith Barney (excluding the Company’s common stock) were liquidated as of December 31, 1999. For the year ended December 31, 2000, the PW Trust Company maintained all assets of the Plan in safekeeping.

4.	Employee Elective Contributions

Participants may contribute from 1% up to 12% of their earnings as elective contributions. The maximum amount of employee deferral contribution which may be made by a participant is subject to certain limitations.

Kent Electronics Corporation
Tax-Deferred Savings and Retirement Plan and Trust

NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2000 and 1999

NOTE A — DESCRIPTION OF PLAN — Continued

5.	Employer Thrift Matching Contributions

The Company shall contribute to the Plan’s trust (as a thrift contribution) an amount equal to one hundred percent (100%) of the employee elective contribution up to a maximum of three percent (3%) of eligible compensation. Such contribution is invested in the Company’s common stock. The maximum amount of employer matching contributions is subject to certain limitations.

6.	Employer Profit Sharing Contributions

The Company may contribute (from its net income or accumulated earnings and profit) to the Plan’s trust such amount representing a profit sharing contribution, if any, as determined by the Board of Directors of the employer. Such contribution is invested in the Company’s common stock. The maximum amount of employer profit sharing contributions is subject to certain limitations.

7.	Allocations

Each account that is in existence on the valuation date will be credited or charged with its pro rata portion of the income or loss of the Plan. Profit sharing contributions are to be allocated based upon the ratio of each participant’s compensation to total compensation of all eligible participants.

8.	Vesting Schedule

A participant’s thrift matching and profit sharing accounts vested percentage will be determined in accordance with the following table:

Years of Vesting Service	Vested Percentage

Less than 2 years	0%

2 years	40%

3 years	60%

4 years	80%

5 years or more	100%

Participant contributions vest immediately.

Kent Electronics Corporation
Tax-Deferred Savings and Retirement Plan and Trust

NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2000 and 1999

NOTE A — DESCRIPTION OF PLAN — Continued

9.	Benefits

The Plan provides for various benefits to participants who have fulfilled or met the following requirements:

Normal Retirement — Participants of the Plan who retire on or after their normal retirement dates (the first day of the month on or after which the participant reaches normal retirement age of 65) will receive the full value of their account in accordance with terms set forth in the Plan.

Early Retirement — Participants who are fifty-five (55) or more years of age, but who have not attained normal retirement date and who have completed five (5) years of participation in the Plan may retire and receive the full value of their account in accordance with terms as set forth in the Plan.

Disability — If participants become totally and permanently disabled, they will be paid the full value of their account in accordance with terms as set forth in the Plan.

Death — If participants in the Plan die, their beneficiary will be paid the full value of their account in accordance with terms as set forth in the Plan.

Termination — If participants terminate their employment with the Company for any reason other than retirement, total and permanent disability, or death, they will be paid the vested value of their account in accordance with terms as set forth in the Plan.

10.	Forfeitures

Participant’s forfeited amounts of employer thrift matching or profit sharing contributions due to termination are used to reduce subsequent employer contributions.

11.	Administrative Expenses

Administrative expenses are paid directly by the Plan.

12.	Top-Heavy Plan Provisions

In the event the Plan should be Top-Heavy for any plan year, as defined by Internal Revenue Code Section 401(a), provisions are set forth in the Plan to remedy such condition.

Kent Electronics Corporation
Tax-Deferred Savings and Retirement Plan and Trust

NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2000 and 1999

NOTE A — DESCRIPTION OF PLAN — Continued

13.	Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as of the beginning of the month in which the loan was made. Principal and interest is paid through equal payroll deductions each pay period.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

2.	Valuation of Investments

Investments are stated at their fair market value, as determined by quoted market prices.

Unrealized appreciation or depreciation of fair market values of investments held at year end and gain or loss on sale of investments during the year are determined using the basis of the applicable investment at the beginning of the year or purchase price, if acquired during the year.

3.	Termination of Plan

Effective September 3, 2001 the Kent Electronics Corporation Tax Deferred Savings and Retirement Plan and Trust will be merged into the Avnet 401(k) Plan. A change or termination cannot take away a vested right to Plan benefits resulting from contributions made before the change or termination.

Kent Electronics Corporation
Tax-Deferred Savings and Retirement Plan and Trust

NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2000 and 1999

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

4.	Use of Estimates

In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

5.	Transfer of Assets Related to Sale of Subsidiary

During 2000, the Company completed a sale of its wholly-owned subsidiary, K*Tec Electronics Corporation. Assets and liabilities of the K*Tec employees were transferred into a tax-qualified plan of the purchaser, Thayer-Blum Funding II, LLC.

NOTE C — INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets at December 31:

	2000	1999

Smith Barney Money Funds Cash Portfolio	$—	$12,335,443

Kent Electronics Corporation Common Stock*	10,875,269	18,953,184

Euro Pac Growth Fund	1,518,957	—

Franklin Strategic Small Cap Growth Fund	2,833,200	—

Investment Company of America Fund	4,059,407	—

*Nonparticipant-directed

The Plan’s investments (including realized and unrealized gains and losses) depreciated in value by $6,480,242 during the year ended December 31, 2000 and appreciated by $9,179,321 during the year ended December 31, 1999, as follows:

	2000	1999

Corporate stocks	$(5,328,523)	$8,168,720

Mutual funds	(1,151,719)	942,362

Investment contracts	—	68,239

	$(6,480,242)	$9,179,321

Tax-Deferred Savings and Retirement Plan and Trust

NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2000 and 1999

NOTE D — NONPARTICIPANT-DIRECTED INVESTMENTS

The following provides information about the significant components of the changes in net assets relating to the Plan’s nonparticipant-directed investments for the years ended December 31:

	2000	1999

Participant contributions	$1,148,769	$1,939,425

Employer contributions	2,343,440	1,609,705

Interest and dividend income	1,855	38,199

Net (depreciation) appreciation of investments	(5,328,523)	8,168,720

Benefits paid to participants	(2,336,580)	(1,763,044)

Transfers to participant-directed investments	(1,023,052)	(729,239)

Transfer of assets related to sale of subsidiary	(2,986,320)	—

Administrative expenses	(10,216)	(73,603)

	$(8,190,627)	$9,190,163

NOTE E — INSURANCE

The Plan is categorized as a defined contribution plan under the Internal Revenue Code and, accordingly, the Plan is not insured by the Pension Benefit Guaranty Corporation.

NOTE F — INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULES

Kent Electronics Corporation
Tax-Deferred Savings and Retirement Plan and Trust

(EIN 74-1763541, Plan #001)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2000

	Number of	Current value
	units	December 31, 2000

AIM Funds Group	116,129	$1,452,771

Euro Pac Growth Fund	48,452	1,518,957

Franklin Strategic Small Cap Growth Fund	72,036	2,833,200

Investment Company of America Fund	130,696	4,059,407

Paine Webber Tactical Allocation Fund	18,965	567,055

Paine Webber Balanced Fund	26,012	240,088

Paine Webber Stable Value Fund	57,114	793,022

Paine Webber S & P Index Fund	32,432	453,214

Pimco Funds	62,212	646,386

Riggs Money Market	263,028	263,028

*Kent Electronics Corporation Common Stock	833,107	10,875,269

Participant loans (Interest rates ranging from 8.75% to 9.50%)	—	712,973

		$24,415,370

*	Indicates party in interest

Kent Electronics Corporation
Tax-Deferred Savings and Retirement Plan and Trust
(EIN 74-1763541, Plan #001)

SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2000

	Purchase	Selling	Cost of	Net
Identity	price	price*	asset	gain

Kent Stock Fund	$28,221,584	$31,518,676	$30,952,009	$566,667

*	For distributions in kind, selling price represents the fair market value at the date of distribution.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENT ELECTRONICS CORPORATION
TAX-DEFERRED SAVINGS AND
RETIREMENT PLAN AND TRUST
(Name of Plan)

Date: July 16, 2001	/s/ Raymond Sadowski

Raymond Sadowski

Senior Vice President and Chief Financial Officer Avnet, Inc. Administrator of the Plan

Exhibit Index

Exhibit
Number	Description

23.1	Consent of Independent Certified Public Accountants